November 13, 2024

Jennifer Kirk
Senior Vice President, Global Controller and Chief Accounting Officer Medtronic plc
Building Two, Parkmore Business Park West
Galway, Ireland

        Re: Medtronic plc
            Form 10-K for Fiscal Year Ended April 26, 2024
            Filed June 20, 2024
            File No. 001-36820
Dear Jennifer Kirk:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended April 26, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Result of
Operations
Income Taxes, page 41

1. Please provide us additional quantitative and qualitative information regarding the potential impact from enacted Pillar Two legislation. For example, please describe in further detail the impact from enacted legislation in Ireland.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 13, 2024
Page 2

       Please contact Michael Fay at 202-551-3812 or Li Xiao at 202-551-4391 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services